1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Feb, 2004

Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ________)

NEWS For Immediate Release
SIGNATURES

NEWS For Immediate Release

Siliconware Precision Industries US$200M
Euro Convertible Bond

Issued by: Siliconware Precision Industries Co., Ltd.
Issued on: Feb 1, 2004

Taichung, Taiwan, Feb 1, 2004 — On January 30, 2004, Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(TAIEX: 2325, NASDAQ: SPIL) launched and priced its zero-coupon convertible bonds (the “Bonds”) in the principal amount of US$200 million, maturing in February 2009.

The Bonds were issued and priced with a redemption price of 100% of the principal amount of the Bonds. Investors will have the put option after 4 years at a price of 100% of the principal amount of the Bonds, implying a yield of 0%. The 15% conversion premium was set with reference to SPIL’s closing price at NT$40.90 on Friday, January 30, 2003.

The deal was well received by the market and was closed several times oversubscribed within less than an hour of launch, with demand from a large number of international investors. As a result, UBS was able to price the Bonds at the low end of what was already a very aggressive range.

This offering represents an excellent opportunity for SPIL to raise funding in a very favourable capital market environment. The company is expected to use the proceeds to purchase equipment and raw materials.

SPIL is one of the world’s leading semiconductor testing and packaging companies. UBS Investment Bank acted as Sole Global Coordinator and Sole Bookrunner.

This press release is not an offer of the convertible bonds, the common shares or the American Depositary Receipts of SPIL (together, the “Securities”). This press release is not for distribution, directly or indirectly, in or into the United States. The Securities may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of the Securities in the United States.

SPIL Spokesman
Mr. Jong Lin, CFO
Tel: 886-4-25341525#1528
For further information, please contact IR dept.
Ms. Janet Chen
Tel: 886-2-27028898#105
Fax: 886-2-27029268
E-mail: janet@spiltp.com.tw

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: Feb 1, 2004	By:	/S/ WEN CHUNG LIN

Wen Chung Lin
Vice President & Spokesman